April 17, 2019

Dean Nolden
Chief Financial Officer
REV Group, Inc.
111 East Kilbourn Avenue
Suite 2600
Milwaukee, Wisconsin 53202

       Re: REV Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2018
           Filed December 19, 2018
           File No. 001-37999

Dear Mr. Nolden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure